AFRO DOLLAR MONEY, INC.

INDEPENDENT AUDITOR'S REPORT
AND FINANCIAL STATEMENT

For the Year Ended December 31, 2021

AFRO DOLLAR MONEY, INC.

TABLE OF CONTENTS

motosho
&
ssociates **Certified Public Accountants, LLC**

Audit, Taxes, Accounting Services	*1525 East 53rd Street, Suite 620*	*Telephone: (773) 752-0035*
Personal & Business Consultants	*Hyde Park Bank Building*	*Fax: (773) 752-0037*
Website: www.omotoshocpa.net	*Chicago, Illinois 60615*	*Email: omotosho@omotoshocpa.net*

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholder
Afro Dollar Money, Inc.
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Afro Dollar Money, Inc. which comprise of the balance sheet as of December 31, 2021, and the related statement of changes in stockholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedure that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

3

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Afro Dollar Money, Inc. as of December 31, 2021 and the related stockholders' equity, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Omotosho & Associates CPAs, LLC
Chicago, Illinois
March 29, 2022

AFRO DOLLAR MONEY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021

	2021
ASSETS	
Cash	**$31,000**
TOTAL ASSETS	$31,000
LIABILITIES & STOCKHOLDER'S EQUITY	-
Liabilities	-
Stockholder's Equity	$31,000
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$31,000

AFRO DOLLAR MONEY INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period December 06, 2021 (inception) through Decemver 31, 2021

	.0001 Par Value Commo n Stock			
	Number of Shares	Amount	Accumulated Deficit	Stock Subscriptions Receivables
Balance at December 06, 2021	-	$ -	$ -	$ -
Shares issed to founders	300,500,000	31,000	-	-
Shares issued in exchange for intellectual property	-	-	-	-
Balance December 31, 2021	300,500,000	$ 31,000.00	$ -	$ -

AFRO DOLLAR MONEY, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

Note 1: Organization and Nature of the Business:

Afro Dollar Money, Inc. (the "Company") was incorporated in the State of Illinois on December 6, 2021. The company is a Social Impact Enterprise Financial Technology (FinTech) organization. The company markets and distributes to Community Stakeholders (residents, businesses, non-profit organizations, churches, associations, and local governments) its Community Digital Financial Economic Analysis Platform (AFRO Platform) and its feature portal sets: Payments, Lending, Loyalty, Rewards, Money Transfer, Investments, Community Analysis. The company markets its popular programs under names: AFRODollar, AFROPay, AFROLoan, AFRORewards, AFRO (dot)Money, AFROFund, and AFROCommunity. The company is recognized as a regular C-corporation by the IRS.

Note 2: Summary of Significant Accounting Policies:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting whereby income is recorded when earned and expenses are recorded when incurred. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. However, no income or expenses are reflected the financial statements.

Management's Estimates:
The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. However, estimates for assets or liabilities are not reflected in the financial statements.

Cash:
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits, and may result to loss for amounts that exceed the federal insured amount, The Company has not experienced any such losses in its accounts. The Company believes that it is not exposed to any significant risks on these deposits.

Note 2: Summary of Significant Accounting Policies (continued):

Fair Value of Financial Statements:
The Financial Accounting Standards Board (": FASB") Accounting Standards Codification("ASC") 82, *Disclosure about Fair Value of Financial Instrument,* requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes that the values of cash and cash equivalents are reasonable estimates of their fair value because of their short-term nature and interest rate.

Liquidity:
In order to accomplish its business objective, the Company has opted to raise capital through equity offering and continues raise capital subsequent to December 6, 2021, when the corporation was incorporated. The Company's long-term success is dependent upon its ability to successfully raise adequate and additional capital, market and distribute its products and services to generate revenue, and ultimately, to achieve profitable operations.

Stockholder's Equity:
The Company is authorized to issue 100,000,000,000 shares of common stock at .0001 par value.
As of December 31, 2021, the Company has issued 300,500,000 of common stock issued and outstanding. Upon incorporation on December 6,2021, the Company issued 300,500,000 shares of common stock to its founders for $30,050.

SEC Filing:
The Company's Board of Directors authorized the filing of a Regulation A+ Offering Circular, which upon Securities and Exchange Commission (SEC) qualification will authorize the company to offer and sell 37,500,000 shares of common stock at $2.00 per share in a Regulation A+ Tier II public offering.

Income Taxes:
The Company is a regular C-Corporation of the Internal Revenue Code. The Company is subject to tax on its net income. In addition to Illinois replacement tax.